SECURITIES AND EXCHANGE COMMISSION

                              Washington D.C. 20549

                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

       Pursuant to section 12(b) or (g) of The Securities Exchange Act of
                                      1934


                    SAN DIEGO SOCCER DEVELOPMENT CORPORATION
                           2123 Garnet Avenue, Suite B
                               San Diego, CA 92109
                                 (858) 581-2120

        CALIFORNIA                                         33-0770631
        ----------                                         ----------
(State of incorporation)                 (I.R.S. Employee Identification Number)



Securities to be registered pursuant to Section 12(b) of the Act:   NONE

Securities to be registered pursuant to Section 12(g) of the Act:

                           VOTING COMMON STOCK

                         TABLE OF CONTENTS


PART I

Item 1.  Description of Business ........................    2

Item 2.  Management's Discussion and Analysis or
          Plan of Operation .............................    3

Item 3.  Description of Property ........................    4

Item 4.  Security Ownership of Certain Beneficial
          Owners and Management .........................    5

Item 5.  Directors, Executive Officers, Promoters
          and Control Persons ...........................    5

Item 6.  Executive Compensation .........................    7

Item 7.  Certain Relationships and Related
           Transactions .................................    8

Item 8.  Description  of  Securities ....................    8


PART II

Item 1.  Market for Common Equity and Related
          Stockholder Matters ...........................    9

Item 2.  Legal Proceedings ..............................    9

Item 3.  Changes in and Disagreements with Accountants On
          Accounting and Financial Disclosure ...........    9

Item 4.  Recent Sale of Unregistered Securities .........    9

Item 5.  Indemnification of Directors and Officers ......   10


PART F/S


PART III

Items 1 & 2 Index to and Description of Exhibits ........   11

Signatures ..............................................   11

             NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Certain matters discussed in this Registration Statement on Form 10SB are "forward-looking statements" intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such because the context of the statement will include words such as the Company "believes," "anticipates," "expects," "estimates" or words of similar meaning. Similarly, statements that describe the Company's future plans, objectives or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties which are described in close proximity to such statements and which could cause actual results to differ materially from those anticipated as of the date of this report. Shareholders, potential investors and other readers are urged to consider these factors in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included herein are only made as of the date of this report and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.


PART I
------

ITEM 1.    DESCRIPTION OF BUSINESS

Business
--------

San Diego Soccer Development Corporation, a California corporation, was founded in 1997 to develop, own, and run a professional soccer team in San Diego, with the ultimate goal of becoming a Major League Soccer franchise. The Company is headquartered at 2123 Garnet Avenue, Suite B, San Diego, CA 92109.

The Company has elected to file this Form 10-SB registration statement on a voluntary basis in order to become a reporting company under the Securities Exchange Act of 1934. The primary purpose for this is that the Company wants to maintain a listing for its common stock on the OTC Electronic Bulletin Board. Under the current NASD rules, in order to maintain such a listing on the OTC Electronic Bulletin Board, a company now must be a reporting company under the Securities Exchange Act of 1934.

San Diego Soccer Development Corporation (the "Company") operates as The San Diego Flash soccer club. The Company stages professional soccer games and competes in the A-League, America's Division II professional league. The sanctioning body for the league is USL, or United Soccer Leagues, formerly known as USISL. In its inaugural season in San Diego, the team won the championship of the Pacific Division, and nearly captured the A-League title. Currently in its second season, the Flash team has captured its second straight Pacific Division crown, the first of the A-Leagues 30 teams nationwide to win back-to-back division championships in its first two years of competition. The team is currently engaged in the 1999 playoffs.

The Company presently employs its officers and directors, and certain clerical staff on an "as needed" basis. This includes 10 full-time and 1 part-time management personnel, and 26 part-time player and coaching personnel.

The team currently claims trademark protection for the brand name "San Diego Flash". It holds a franchise with the USL as an A-League team, the top division of the USL. The A-League is currently regarded as the `second division' of American soccer, behind the MLS (Major League Soccer). The Company has sublease agreements with concessionaires at its games for sales of food and non-alcoholic beverages.

Year 2000
---------

The Company has assessed its computer systems to determine their ability to correctly identify the Year 2000 and has determined that they will correctly identify the Year 2000. The Company intends to implement a program to review the status of key suppliers to ensure they are also Y2K compliant. Management does not expect the Y2K issue to pose significant operational or financial problems for the Company.


ITEM 2:  MANAGEMENT'S DISSUSSION AND ANALYSIS

Management Discussion and Analysis of Financial Conditions and
Results of Operations.

As noted, the Company operates a top-ranked team in Soccer's A-League  (Division
II). The Company gate receipts for the first six months of 1999 are behind 1998 by 1.24%. Operating costs of the Company increased 69% from 1998 to 1999. It is important to mention that the revenues in the 1998 season were not enough to cover expenses and the Company experienced significant losses. This is also true so far in 1999.

When starting a new sports franchise, the first two to three years are rarely profitable. The reasons for this are quite straightforward: the team needs to build recognition in the community and get the word out about its games. It also needs to build a fan base, and to do that it is necessary to give away many (if not most) of the tickets to get potential fans in the seats and acquainted with the product (the team). Once the fan base is established, a team will typically begin to reduce the number of complimentary tickets and begin to build the perceived value of the ticket. This process has already begun with the Flash. Beginning July 18, 1999, Michael Elfman will become the Director of Ticket Sales. Mr. Elfman comes to the Flash from the Women's World Cup, where he has been responsible for selling tens of thousands of tickets.

The liabilities grew from 1998 to 1999, due to sale of the notes issued by the Company to investors. A portion of these liabilities will be reduced by 5% when these notes are redeemed or converted by the Company into common stock.

The Company, as part of its regular business and promotion of its San Diego Flash brand name, currently sells branded merchandise at its home games. Through the 1998 season and thus far into the 1999 season, the Company has had its merchandise produced and sold through a local vendor. This contract has recently ended because of the vendor's non-performance, and the merchandise operation has been brought in-house. The Company believes that this change will allow the Company to make a much greater margin on the sales of merchandise, plus it will allow greater control of price points, quality, and product mix.

The merchandise operation is due to be expanded to include merchandising at kiosk-based locations in selected malls in San Diego County. These kiosks will also be a prime outlet for selling tickets to home games. The initial plan is to place kiosks in 5 major malls in the greater San Diego area.

The food and beverage concession contract has also been revoked for the previous contract holder, again due to lack of performance (the vendor was the same as for the merchandise.) This change is material to the Company as the margins granted to the Company for the sales of food and beverages at all Flash events will be increased from approximately 17% of gross sales to approximately 25% of gross sales, while at the same time improving the quality of the food and of the service.

Seasonal aspects of the sport of Soccer have a material effect on the company's operations. These effects are largely self-evident in the attached financials and audit of the Company. One factor mitigating this seasonality is that the team plans to operate an indoor soccer team in the 2000 fiscal year, which plays in the fall (the outdoor team plays in the summer months). This will significantly reduce the seasonality of the business as well as increase the value of sponsor sales packages; it will also allow some economies of scale as the front office functions can be utilized for both indoor and outdoor operations.

From December 31, 1998 to June 30, 1999, there have been no significant changes in the financial condition of the company, no new trends or changes in the industry, nor material changes in the business that could significantly alter the revenues of the Company.


ITEM 3.  PROPERTIES

The Company presently utilizes approximately 1,350 square feet of office space and related equipment and resources, including computers, printers, typewriters, desks, conference table and cabinets.

Building leases.
----------------

The Company, through Yan K Skwara and Marta Glodkoska, Yan Skwara's mother, who are lessees, leases 1,350 sq. ft. from Donn Lowry and Russell Thurman under a three year lease agreement. The lease will run out in January 1, 2002. Currently, the lease payment is $1,350 a month. The terms of lease agreement does not call for any increase in the payments. Mr. Skwara and Mrs. Glokoska pass the lease cost direct to the Company with out any compensation.

San Diego Mesa College: Use of Facilities Agreement
---------------------------------------------------

The Company has signed a Use of Facilities Agreement with San Diego Mesa College. The agreement provides a "pre game rental charge" of $1450 per game and seasonal cost of $3,000 per year to be paid on or before December 15 of each year. The terms of contract are for one year and renewable by mutual consent of the parties.

ITEM 4.  SECURITIES OWNERSHIP OF CERTAIN OWNERS AND MANAGEMENT.

The following table sets forth information regarding beneficial ownership of the Company's Common Stock as of June 30, 1999 by (i) each person who is known by the Company to own beneficially more that 5% of the Company's Common Stock,
(ii) each of the Company's Directors, (iii) each of named executive officers as a group. Each named beneficial owner has sole voting and investment power with respect to the shares listed unless otherwise indicated.


  Title of          Name and Address                Amount of and Nature
  Class           of Beneficial Owner            of the Beneficial Ownership        Percent of Class
  -----           -------------------            ---------------------------        ----------------


  Common           Trisha Bollman                        571,428                       12.8 %
  Stock            1560 Chalcedony #H
                   San Diego, Ca 92109

  Common           Sarkis Kaloustian                     571,428                       12.8 %
  Stock            1246 Roslyn Lane
                   La Jolla, Ca 92037

  Common           Yan Skwara                            571,428                       12.8 %
  Stock            1680 Chalcedony #H
                   San Diego, Ca. 92109

  Common           Altomare Trust                        237,000                        5.3 %
  Stock            3883 Ruffin Road
                   San Diego, Ca 92123

  Common           Lloyd Wade Securities                 116,000                        2.6 %
  Stock            5005 LBJ Freeway
                   Dallas, TX 75246

  Common           Peacock Financial Corporation         200,000                        4.5 %
  Stock            2531 San Jacinto Ave
                   San Jacinto, Ca 92583

  Common           Christopher M. Payne                   30,000                        0.7 %
  Stock            8510 Costa Verde Blvd.
                   Unit 2411
                   San Diego, Ca 92122




ITEM 5.   DIRECTORS AND EXECUTIVE OFFICERS.

The following table sets forth the names, ages and positions of the executive officers and directors of the COMPANY:

      Name                  Age                  Position

   Yan K. Skwara            34         President, CEO and Director (1997)

   Sarkis Kaloustian        30         Chairman of the Board (1997), VP and
                                          General Manager

   Trisha Bollman           28         Corporate Secretary and Director (1997)

   Steven R. Peacock*       50         Director (1999)

   Christopher M. Payne     31         COO and Director (1999)

* Mr. Peacock is also a Director of Peacock Financial Corporation.

      Directors are elected for one year terms at the Company's annual meeting.

      Yan K. Skwara. Mr. Skwara is founder, and has been President and a Director of the Company since its inception; he was elected CEO of the Company in September, 1998. For the past 10 years, Mr. Skwara has been employed as an investment banker, holding various securities licenses through several investment banking firms. Mr. Skwara is currently employed full-time with the Company and brings his prior experience in the investment banking world to the Company. Mr. Skwara has significant experience in management, product support and overall knowledge in the investor relations arena. Mr. Skwara also maintains a significant background in the soccer industry. He is a student of the game and has been actively playing the game for 17 years and began his professional career in soccer at age nineteen where he signed his first professional contract with a club in Germany. Prior to playing overseas, Mr. Skwara studied and played at California State University of Los Angeles. He played in Germany for two years before coming back to the States to finish his career in Los Angeles. After a professional career, Mr. Skwara acquired his North Texas Soccer `D' Coaching License and also was founder and partner of a semi-pro franchise in Dallas, Texas in 1994.

      Sarkis Kaloustian. Mr. Kaloustian has been Chairman of the Board of Directors since the inception of the Company, and was elected Vice President and General Manager in September. Prior to that date, Mr. Kaloustian served as CEO of the Company. Mr. Kaloustian is an attorney licensed to practice law in the State of California and has been a legal practitioner in a civil law firm predominantly engaged in business and corporate transaction and litigation matters for the past four years. Mr. Kaloustian, aside from his duties as Vice President and General Manager, is also the Company's in-house corporate counsel. Prior to practicing law as a civil trial attorney and joining Company's management team, Mr. Kaloustian interned for the United States Attorneys'
Office, the District Attorney's Office as well as the San Diego Attorney's Office. He is currently a volunteer and vice-president for the San Diego County Soccer League; a San Diego based Premier amateur adult league. Mr. Kaloustian has also served as a volunteer member for the City of San Diego Recreation Department Sports Council for Mira Mesa from 1995 until present. Mr. Kaloustian has extensive experience in corporate legal and management matters, as well as over twelve years of experience in coordinating and operating soccer clubs and leagues. Mr. Kaloustian has played soccer for over 21 years and has played semi-professional soccer for club teams in both Los Angeles and Glendale, California. He has also been coaching collegiate level players in San Diego for the past seven years.

      Trisha Bollman. Ms. Bollman has been Corporate Secretary and Director of Investor Relations since the Company's inception. Prior to joining the Company, she was employed from 1989 to 1992 as an Insurance Underwriter and from 1992 to present has worked in several Investment Banking Firms in the corporate finance division as well as head of operations. She is a licensed Series 11 Assistant Representative registered with the National Association of Securities Dealers. Utilizing her skills in investment banking, Ms. Bollman is assisting in the Company's investor relations and marketing division.


      Mr. Steven R. Peacock, Director, is President and founder of Peacock Financial Corporation for which he has worked for 22 years. He has extensive experience in real estate development, property management and construction. His vision, creative mind, persistence and direction have positioned Peacock Financial Corporation to take advantage of the upturn in the real estate marketplace, but also to increase shareholder value through the creation or acquisition of subsidiaries strategically positioned within their own industries.

      Christopher M. Payne. Mr. Payne was elected a Director of the Company on June 30, 1999 and has been Chief Operating Officer since April, 1999. Between May 1998 and April 1999, Mr.Payne was the Chief Operating Officer of a startup sportswear Company where he developed relationships with third-party vendors and manufacturers. From December 1994 until April 1998, Mr. Payne was Vice President of a gaming development Company which financed and built hotels and casinos in the Philippines and Cost Rica. He is experienced in both the creation and evaluation of business plans and private placement memoranda. He also has extensive construction and project management experience and is a valuable asset in the scheduling of tight deadlines and complex projects. Mr Payne holds a Bachelor of Arts in Psychology from the University of California, San Diego that he received in 1992. Mr. Payne is a native of England but is currently a resident of San Diego.

      Yan Skwara and Trisha Bollman are married.


ITEM 6.   EXECUTIVE COMPENSATION.


      The following tables set forth certain information concerning compensation paid by the Company to Officers and Directors.


                                     SUMMARY COMPENSATION TABLE


             Annual Compensation                                         Long Term Compensation

-----------------------------------------------------------------------------------------------------------------
  (a)        (b)       (c)         (d)           (e)           (f)            (g)         (h)           (i)
-----------------------------------------------------------------------------------------------------------------
                                                             Restricted
Name and                                        Other          Stock                      LTIP           All
Principal                                       Annual        Awards(s)                  Payouts        Other
Position    Year    Salary($)     Bonus      Compensation       ($)         Options        ($)       Compensation
--------    ----    ---------     -----      ------------       ---         -------        ---       ------------

Yan K.      1998    $60,000*       N/a           N/a            N/a         150,000        N/a           N/a
Swara, CEO



* Indicated salary is an amount currently being accrued by Company.

Employment Agreements

Currently there are no written contracts with any officers or director of the Company. At the present time, the officers and directors serve at the pleasure of the Board of Directors of the Company.


ITEM 7.  CERTAIN RELATIONS AND RELATED TRANSACTIONS

All of the Company's officers and directors have been in the past and may continue to be active in business with other companies and on their own behalf. All officers and directors have retained the right to conduct their own independent business interests; these activities may give rise to conflicts of interest with the Company. The officers and directors have agreed that if a business opportunity relating to the Company's business comes to the attention of its officers or directors, such opportunity will be made available to the Company and the Company shall have the right of first refusal with regard to such opportunity, after full disclosure of the opportunity to the Company. If an officer or director owes a fiduciary duty to another entity similar to the duty owed to the Company, it is possible that the conflict may be impossible to resolve in a manner that is equitable to both entities.

A majority of disinterested directors may reject a corporate opportunity for various reasons. If the Company rejects such opportunity, then any director or officer may avail themselves of such opportunity. In addition, if an opportunity is presented to the Company, and one or more of the Company's officers or directors has an outside interest in the opportunity, the opportunity will be reviewed at a meeting of the Board of Directors and the interested director(s) will not vote on issues relating to such opportunity. To the best ability and in the best judgment of the officers and directors of the Company, any conflicts of interest between the Company and the personal interest of the officers and directors of the Company will be resolved in a fair manner which will protect the interests of the Company.


ITEM 8. DESCRIPTION OF SECURITIES.

The Company is authorized to issue up to 20,000,000 shares of Common Stock, no par value. Holders of Common Shares are entitled to one vote per Common Share on any matters entitled to be voted on by shareholders. The Common Shares have cumulative voting rights as to the election of directors only if candidates' names have been placed in nomination prior to voting and the shareholder has giving notice at the meeting of shareholder's intention to cumulate the vote. A majority vote is sufficient for most other actions requiring the vote or approval of shareholders. The Company's Officers and Directors as a group own directly approximately 43.6% of the Issuer's capital stock.

The Company is also offering up to $480,000 in debt securities in the form of convertible promissory notes. Principle and interest on such notes become due and payable on December 31, 1999, with an annual percentage rate of 8%, and are convertible into common shares, (i) if Company files an IPO and the holder wishes to register the share in the IPO, or (ii) 6 months following the filing of an IPO, at the rate of 1 share per dollar held in the notes.

It is also important to note that the Company has outstanding certain options and warrants issued by the Company. As of June 30, 1999, there were 138,760 warrant shares outstanding at an exercise price of $1.25/share. These warrants will expire between October 2001 and June 2003.


PART II
-------

ITEM 1. MARKET PRICE OF - AND - DIVIDENDS OF THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Currently, the shares of the Company are not listed on any national exchange including the "Pink Sheets" or on the over-the-counter Bulletin Board.

As of June 30, 1999, there were approximately 55 holders of Common Stock and 49 holders of debt securities.

Holders of the Company's Common Stock are entitled to dividends when and if declared by the Board of Directors out of funds legally available therefor. The Company does not anticipate the declaration or payment of any dividends in the foreseeable future.

The Company intends to retain earnings, if any, to finance the development and expansion of the its business. Future dividend policy will be subject to the discretion of the Board of Directors and will be based upon future earnings, the financial condition of the Company and general business conditions along with other factors. Therefore, there can be no assurance that any dividend of any kind will ever be paid.


ITEM 2:  LEGAL PROCEEDINGS

The  Company is not  currently  subject to any legal  proceeding.  Further,  the
Company  is  not  aware  of  any  contemplated   action  or  proceeding  by  any
governmental authority to which Company is a participant.


ITEM 3:  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

The Company has had no changes in or disagreement with its independent accountants on accounting and financial disclosure during the two most recent fiscal years. The Company recently engaged the services of Logan, Throop & Co., to prepare compiled financial statements for prior interim periods, as well as audited financial statements which are part of this Registration Statement. Logan, Throop & Co.'s appointment as the auditor was approved by the Company's Board of Directors.

ITEM 4: RECENT SALES OF UNREGISTERED SECURITIES.

From October 13, 1997 to January 31, 1999 the Company offered and privately sold 513,000 shares of Common Stock at $1.00 per share for a total of $513,000. The offering was underwritten by Lloyd Wade Securities, 5005 LBJ Freeway, Suite 360, Dallas, TX. No general forms of advertising were used in connection with the issuance of the shares. This issuance was exempt from the registration provisions of the Act by virtue of Section 4(2) and Regulation D as promulgated thereunder.

From February 3, 1999 to present, the Company is offering and has privately sold 143,000 shares of Common Stock at $1.00 per share for a total of $143,000. The Company may sell up to a total of 1,000,000 shares under this offering before it is closed. No underwriters were used in connection with the issuance of these shares. No general forms of advertising were used in connection with the issuance of the shares. This issuance is exempt from the registration provisions of the Act by virtue of Section 4(2) and Regulation D as promulgated thereunder.

From April 22, 1999 to present the Company is offering, pursuant to the February 3, 1999 private offering, 40 convertible promissory notes in the amount of $12,000 per note. To date, the company has sold a total of $124,000 of these notes. No underwriters are being used in connection with the issuance of these shares. No general forms of advertising are used in connection with the issuance of the shares. This issuance is exempt from the registration provision of the Act by virtue of Section 4(2) and Regulation D as promulgated thereunder.

The Company has used the proceeds from the offerings for general working capital.


ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Company has in the Articles of Incorporation a section on Indemnification of Directors, Officers, employees and agents. The indemnification terms and conditions are specified in section 317 of California Business Code as provided by law. Neither the articles nor the Bylaws give any other indemnification except for those provided under California Law.


PART F/S

              San Diego Soccer Development Corporation

                        Financial Statements

                     December 31, 1997 and 1998

                                And

                           June 30, 1999

                   Index to Financial Statements.

                                                                            Page
Report of independent auditor................................................ 13
Balance Sheet as of June 30, 1999............................................ 14
Statements of Operations..................................................... 15
Statements of Shareholders' (Deficit)
Equity....................................................................... 16
Statements of Cash Flows..................................................... 17
Notes to Financial Statements................................................ 18

                    INDEPENDENT AUDITORS' REPORT



To the Board of Directors and Stockholders
San Diego Soccer Development Corporation
San Diego, California


We have audited the accompanying balance sheets of San Diego Soccer Development Corporation as of December 31, 1998 and 1997, and the related statements of operations, stockholders' equity and cash flows for the year 1998 and the period from August 22, 1997 (inception) to December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits of the financial statements provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of San Diego Soccer Development Corporation as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the year and period then ended in conformity with generally accepted accounting principles.


/s/ Logan Throop & Co., LLP
---------------------------


September 8, 1999

                                  SAN DIEGO SOCCER DEVELOPMENT CORPORATION

                                             DBA SAN DIEGO FLASH

                                                BALANCE SHEETS


                                          Period from
                                       January 1, 1999 to
                                         June 30, 1999
                                          (unaudited)       December 31, 1998        December 31, 1997
                                          -----------       -----------------        -----------------
Assets

Current assets

  Cash                                     $ 17,094               $ 298                  $ 17,763
  Restricted cash                            50,102                   -                    50,000
  Shareholder advances                            -                 100                    18,143
  Due from other company's                   12,000                   -                         -
  Advances to players                         2,327                   -                         -
  Trading securities                              -              22,725                         -

   Total current assets                      81,523              23,123                    85,906


Property and equipment, net                  19,896               9,695                     6,000
Soccer franchise, net                       140,000             143,000                   149,000
                                            -------             -------                   -------


  Total assets                            $ 241,418           $ 175,818                 $ 240,906
                                          =========           =========                 =========


-------------------------------------------------------------------------------------------------------
Liabilities and stockholders' equity

Current liabilities

  Bank overdraft                          $     43              $ 7,871                  $     -
  Accounts payable                               0               40,138                   27,634
  Accrued liabilities                      279,016              162,912                   30,000
  Accrued payroll and payroll taxes        332,382              154,236                        -
  Shareholder loans                         27,839               45,090                   30,593
  Note payable                              16,798               16,979                    6,059
  Promissory Notes                         124,000                    -                        -
  Accrued Interest Payable                     886                    -                        -
  Deferred revenue                               -               18,066                        -
                                          --------              -------                  -------

   Total current liabilities               780,963              445,292                   94,286
                                           -------              -------                   ------

Stockholders' equity
  Common stock, no par value,
            20,000,000 shares
            authorized, 3,801,484
            and 2,352,284 shares
            issued and outstanding
            at December 31, 1998
            and 1997, respectively.      1,308,593              941,163                  187,893

  Stock subscriptions receivable                 -             (172,500)                       -
  Accumulated deficit                    (795,003)           (1,011,864)                 (41,273)

   Total stockholders' equity              513,591             (243,201)                  146,620
                                           -------             --------                   -------

Total liabilities and stockholders'
                            Equity     $ 1,294,554             $ 202,091                $ 240,906
                                       ===========             =========                =========


                                    SAN DIEGO SOCCER DEVELOPMENT CORPORATION

                                              DBA SAN DIEGO FLASH

                                            STATEMENTS OF OPERATIONS



                                    Period from
                                 January 1, 1999 to                                  Period from August 22, 1997
                                   June 30, 1999                 Year ended                (inception) to
                                    (unaudited)               December 31, 1998           December 31, 1997
                                    -----------               -----------------           -----------------

Revenue:

     Ticket sales                    $ 25,355                    $ 82,534                   $     -
     Corporate sponsorships           198,529                     199,489                         -
     Other revenue                      2,561                      10,361                        111
                                        -----                      ------                        ---

      Total revenue                   226,445                     292,384                        111
                                      -------                     -------                        ---

Operating expenses
    General and administrative        444,517                     504,738                     26,925
    Game and player expenses          291,016                     458,418                     10,000
    Advertising and promotion         305,342                     311,124                      4,170
                                      -------                     -------                      -----

      Total operating expenses      1,040,876                   1,274,280                     41,095
                                    ---------                   ---------                     ------

Loss from operations                 (814,431)                   (981,896)                   (40,984)
Realized gain securities               27,050
Loss on trading securities                 -                      (25,136)                         -
Interest expense                      (3,211)                      (4,832)                      (289)
Other Expense                         (4,411)                           -                          -
                                      ------

Net loss                          $ (795,003)                $ (1,011,864)                 $ (41,273)
                                  ==========                 ============                  =========

Loss per share                    $    (0.22)                $      (0.35)                 $   (0.02)

                                    SAN DIEGO SOCCER DEVELOPMENT CORPORATION

                                             DBA SAN DIEGO FLASH

                                      STATEMENTS OF STOCKHOLDERS' EQUITY



                                                   Common Stock               Stock                         Total
                                               --------------------       subscriptions   Accumulated    Stockholders'
                                               Shares        Amount        receivable       Deficit    (deficit) equity
                                               ------        ------        ----------       -------    ----------------


Initial capitalization 8/22/97               1,864,284   $    18,643    $      --      $      --      $    18,643
Issuance of stock for cash                      88,000        88,000           --             --           88,000
Issuance of stock for franchise and
  equipment                                    150,000       106,000           --             --          106,000
Issuance of stock for syndication cost         250,000          --             --             --             --
Syndication costs paid                            --         (24,750)          --             --          (24,750)
Net loss                                          --            --             --          (41,273)       (41,273)
                                               -------     ---------      ---------        -------        -------


Balance at December 31, 1997                 2,352,284       187,893           --          (41,273)       146,620
                                             =========       =======                       =======        =======
-----------------------------------------------------------------------------------------------------------------------

Issuance of stock and warrants for cash        354,300       354,300           --             --          354,300
Issuance of stock for services                 100,000        80,000           --             --           80,000
Issuance of stock for trading securities       650,000       118,770           --             --          118,770
Warrants exercised                              72,400        36,200           --             --           36,200
Stock subscriptions receivable                 172,500       172,500       (172,500)          --             --
Issuance of stock for syndication cost         100,000          --             --             --             --
Syndication costs paid                            --          (8,500)          --             --           (8,500)
Net loss                                          --            --             --       (1,011,864)    (1,011,864)
                                             ---------     ---------       --------     ----------     ----------


Balance at December 31, 1998                 3,801,484       491,163       (172,500)    (1,053,137)      (284,474)
                                             =========       =======       ========     ==========       ========

----------------------------------------------------------------------------------------------------------------------

Issuance of stock for cash (unaudited)         139,100       139,063           --             --          139,063
Issuance of stock for services                 148,500       118,800           --             --          118,800
Issuance of stock for assets                    15,000        12,000           --             --           12,000
Warrants exercised                              21,400         9,500           --             --            9,500
Issuance of stock for syndication cost          70,135          --             --             --             --
Issuance of stock for trading securities        95,000        88,068           --             --           88,068
Syndication costs (unaudited)                     --            --             --             --             --
Stock subscriptions paid                       172,500          --          172,500           --          172,500
Net loss (unaudited)                              --            --             --         (795,003)      (795,003)
                                              --------      --------        -------       --------       --------


Balance at June 30, 1999 (unaudited)         4,463,119   $ 1,308,593    $      --      $ (1,848,140)  $  (539,547)
                                             =========   ===========    ===========    ============   ===========

                                        SAN DIEGO SOCCER DEVELOPMENT CORPORATION

                                                  DBA SAN DIEGO FLASH

                                                STATEMENTS OF CASH FLOWS


                                                       Period from
                                                    January 1, 1999 to                        Period from August 22, 1997
                                                      June 30, 1999          Year ended             (inception) to
                                                       (unaudited)        December 31, 1998        December 31, 1997
                                                       -----------        -----------------        -----------------

Cash flows from operating activities:

   Net loss                                            $  (795,003)         $(1,011,864)          $   (41,273)
   Adjustments to reconcile net loss to
        net cash used by operating activities:
    Depreciation and amortization                            4,800              8,020                   1,000
    Loss (gain) on trading securities                      (27,050)            25,136                     --
    Stock issued for services                              118,800             80,000                     --
    Stock subscription paid for services                   110,500
    Corporate sponsorship for trading securities              --              (35,537)                    --
    Decrease (increase) other current assets                (8,796)              --                       --
    Increase (decrease) accounts payable                   232,170             42,504                  27,634
    Increase (decrease) bank overdraft                        --                7,871                     --
    Increase (decrease) accrued liabilities                   --              302,036                     --
    Increase (decrease) deferred revenue                   (18,066)            18,066                     --
                                                           -------             ------                 -------

       Net cash (used) by operating activities            (382,644)          (563,768)                (12,639)
                                                          --------           --------                 -------

Cash flows from investing activities:
   Purchase of soccer franchise                               --                 --                   (20,000)
   Proceeds from sale of trading securities                134,736            106,558                     --
   Purchase of property and equipment                         --               (5,716)                    --
                                                           -------             ------                  ------

    Net cash provided (used) by investing activities       134,736            100,842                 (20,000)
                                                           -------            -------                 -------


Cash flows from financing activities:

   Proceeds from sale of stock, net issuance               148,563            382,000                  63,250
   Payment of obligation for soccer franchise                 --              (30,000)                    --
   Proceeds from note payable                               (1,000)            10,920                   6,059
   Proceeds from promissory notes                          124,000                --                      --
   Proceeds from stock subscriptions                        62,000
   Proceeds from shareholder loans, net                    (18,756)            32,541                  31,093

    Net cash provided by financing activities              314,806            395,461                 100,402
                                                           -------            -------                 -------

Net increase(decrease) in cash                              66,898            (67,465)                 67,763

Cash at beginning of period                                    298             67,763                   --
                                                           -------             ------                 -------


Cash at end of period                                  $    67,196        $       298            $    67,763
                                                       ===========        ===========            ===========

                    SAN DIEGO SOCCER DEVELOPMENT CORPORATION

                              DBS SAN DIEGO FLASH

                         NOTES TO FINANCIAL STATEMENTS



1.    Organization and Operations

      Organization
      ------------
      San Diego Soccer Development Corporation, (the "Company"), was incorporated on August 22, 1997 in the state of California. The Company is engaged in the management and marketing of a professional soccer team. The majority of the Company's revenues are currently generated from corporate sponsorships and ticket sales.

2.    Summary of Significant Accounting Policies

      Trading Securities
      ------------------
      Equity securities are classified as Trading Securities and are available-for-sale to support current operations. These securities are stated at estimated fair value based upon market quotes. Unrealized gains and losses are recognized as income or loss during the current period.


      Property and Equipment
      ----------------------
      Property and equipment are stated at cost and depreciated over the estimated useful lives of the assets (one to five years) using the straight-line method.


      Soccer Franchise
      ----------------
      The membership in the United System Independent Soccer Leagues (USISL) represents the original purchase price of the franchise recorded at cost and is amortized using the straight-line method over a 25 year period.


      Revenue and Expense Recognition
      -------------------------------
      Revenue from ticket sales is recognized at the time the home game, to which such proceeds relate, is played. Accordingly, advance ticket sales for the next season are recorded as deferred revenues and recognized at the start of the next season. Revenue from advertising and promotions is recognized ratably during the season the promotion relates to is played. Professional league team expenses, principally player compensation, are recorded as expense over the entire Professional Soccer League regular season. Administrative, general, advertising and promotional expenses are charged to operations as incurred.

      Income Taxes
      ------------
      The Company provides for income taxes in accordance with Statement of Financial Accounting Standards No. 109 (SFAS). SFAS No. 109 requires that all deferred tax asset and liability balances be determined by application to temporary differences of the tax rate expected to be in effect when taxes will become payable or receivable. Deferred income taxes are provided for the estimated tax effects of timing differences between income for tax and financial reporting. Temporary differences are differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years. The Company's temporary differences consist primarily of net operating losses and depreciation. A valuation allowance is provided against deferred tax assets, where realization is uncertain.


      Net Earnings Per Common Share
      -----------------------------
      Net earnings per common share are based on the weighted average number of common shares outstanding during each period.


      Use of Estimates
      ----------------
      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


3.    Restricted Cash

      Restricted cash is pledged to support a letter of credit to the USISL. The letter of credit was established to fulfill a requirement of a $50,000 performance bond that expires at the end of the soccer season or September 30 each year.

4.    Trading Securities

      Following is a summary of trading securities:

      December 31                            1998            1997
      -----------                            ----            ----

      Aggregate cost                    $  37,819        $       0
      Gross unrealized holding loss       (15,094)               0
                                          -------          -------

      Aggregate fair value              $  22,725        $       0
                                        =========        =========


5.    Property and equipment

      Property and equipment consist of the following:

      December 31                            1998           1997
      -----------                            ----           ----

      Soccer equipment                   $  6,000          $   6,000
      Computers and software                5,715                  0
                                            -----             ------
                                           11,715              6,000
      Less accumulated depreciation        (2,020)                (0)
                                           ------             ------

                                         $  9,695          $   6,000
                                         ========          =========

6.    Soccer Franchise

      The soccer franchise was purchased at the end of 1997 and was valued according to the cash price of a 1998 A-League franchise which was the first season the Company could participate in the league. The Company paid cash and common stock for the franchise. The franchise has been amortized as follows:

      December 31                        1998                1997
      -----------                        ----                ----

      Soccer Franchise              $   150,000         $   150,000
      Accumulated amortization           (7,000)             (1,000)
                                         ------              ------

                                    $   143,000         $   149,000
                                    ===========         ===========

7.    Shareholder loans

      Certain shareholders of the Company incurred expenses on behalf of the Company. The amount still owed is included in the ending balance payable to stockholders at December 31, 1998 and 1997. The balances payable to stockholders are due on demand and accrue interest at 8%. Accrued interest is included in the ending balance.


8.    Note Payable

      The Company has a note payable to an individual bearing interest at 10%. The note is due on demand.


9.    Commitments

      The Company leases its office facilities under an operating lease that expires on January 16, 2002. The base rent under the lease is $1,350 per month. The Company also leases a soccer field from a local community college on an annual lease that expires at the end of 1999. The base rent is $1,450 per home game. The Company has one other operating lease for equipment. Operating lease expense for 1998 and 1997 was $40,103 and $0, respectively.

      The future annual minimum lease payments at December 31, 1998 are as follows:

                                                              Operating
          Year Ending December 31,                              Leases
          ------------------------                              ------

                  1999                                      $   46,628
                  2000                                          17,628
                  2001                                          16,914
                  ----                                          ------

          Total Minimum Lease Payments                      $   81,170
                                                            ==========

10.   Stockholders' Equity

      October 28, 1997, the Company prepared a private placement memorandum offering 1,000,000 Common Shares (the Offering). The 1,000,000 common shares were offered at a price per share of $5.00 per unit, each unit included 5 common shares and entitled the investor to 2 warrants to purchase the Company's common stock for $1.25 per share, this price was subsequently reduced to $.50 per share.

      At December 31, 1998, the Company had sold 442,300 shares and raised $409,050 net of syndication costs, under the Offering. An additional $36,200 was raised from warrants exercised resulting in the issue of 72,400 common shares.

      A total of 176,920 warrants were issued with the Offering. The warrants expire three years after the close of the Offering. At December 31, 1998 104,520 warrants were still outstanding.

      The Company also issued 450,000 shares of common stock for various services. Of these shares 350,000 were issued for syndication costs in connection with the Offering, 50,000 for marketing services and 50,000 for bonus compensation to various employees.

      During the last quarter of 1998 the Company traded 650,000 shares of its stock for stock of a publicly trading company's stock at a highly discounted rate in order to get cash for operations. Most of the stock received in the trade was liquidated, however, stock valued at $22,725 was still held in trading securities at December 31, 1998.

      Income Taxes
      At December 31, 1998, the Company had federal and state tax net operating loss carryforwards of approximately $889,000. The federal and state tax loss carryforwards will expire in 2012 and 2013, respectively, unless previously utilized and may be significantly limited in use as a result of changes in ownership of the Company.

      Significant components of the Company's deferred tax assets are shown below. A valuation allowance of $313,000 has been recognized to offset the deferred tax assets as realization of such assets is uncertain.


      December 31                              1998            1997
      -----------                              ----            ----

      Deferred tax assets computed at 34%:
        Net operating loss carryforwards    $ 274,000        $ 14,000
        Accrued bonus compensation             39,000               0
                                               ------          ------
      Net deferred tax assets                 313,000          14,000
                                              -------          ------
      Valuation allowance for deferred
      tax assets                             (313,000)        (14,000)
                                             --------         -------

      Total deferred tax assets             $       0       $       0
                                            =========       =========



12.   Non-cash Investing and Financing Activities

      The Company had the following non-cash investing and financing activities:

                                               December         December
      December                                 31,1998          31, 1997
      --------                                 -------          --------

      Stock issued in exchange for
        franchise and equipment               $      0         $ 106,000
      Short term obligation for franchise     $      0         $  30,000
      Stock issued in exchange for
        trading securities                    $118,770         $       0
      Stock issued against shareholder notes  $      0         $  18,643



13.   Year 2000 (Unaudited)

      The Company has been working to update its information technology to be ready for the Year 2000. The Company has not assessed the effects of the Year 2000 on its vendors, customers and other third-party organizations. The cost of the Year 2000 initiatives is not expected to be material to the Company's results of operation or financial position.

      The year 2000 issue is grounded in that many computer systems process transactions based on storing two digits for the year of a transaction (for example, "96" for 1996), rather than a full four digits. Systems that process year 2000 transactions with the year "00" may encounter significant processing inaccuracies and even inoperability. Many companies will incur significant costs to make the needed software changes.


14.   Contingencies - Going Concern

      As reported in the financial statements, the Company has a deficit in working capital of approximately $1,038,000 at December 31, 1998 and has incurred a loss from operations for the period ended June 30, 1999.

     These factors create uncertainty about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund operating losses until it becomes profitable. If the Company is unable to obtain adequate capital it could be forced to cease operations.

     Subsequent to December 31, 1998 the Company has proceeded with its business plan by operating the soccer team, pursuing new facilities and raising additional capital. The Company has been successful in settling some of its short term obligations by issuing warrants to purchase the Company's common stock.

     Management expects to achieve profitable operations in the year 2000 and to be successful in raising capital.

     The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

  15.Subsequent Events

      Private Placement Offering
      --------------------------
      The Company continued to raise capital through the private placement offering in 1999. A second private placement memorandum dated February 3, 1999 offered 1,000,000 common shares at a price of $1.00 per share. At the time of this report an additional 159,000 shares had been issued adding $159,000 in proceeds from the offerings. $10,700 had been raised from warrants exercised resulting in the issue of 21,400 common shares. An additional 211,500 shares had been issued in return for various services and syndication costs.


      Convertible Promissory Notes
      ----------------------------
      In order to obtain "bridge" funds while a public offering is being prepared, the Company has issued convertible notes with a face amount totaling $186,000 as of the date of this report. The notes bear interest at 8% per annum and are convertible into common stock at $1.00 per share at the option of the holder. The notes mature on December 31, 1999.

16.   Certain Relationships With Other Companies (unaudited)

      Las Vegas Soccer Development Corporation
      ----------------------------------------
      The Company's strategy for the future is to assist in the development of the USL (United Soccer League). Corporation was formed by Yan Skwara, CEO/President, with the primary efforts of establishing an A-League team in Las Vegas implementing the same format and image of the San Diego
      Flash. Creating additional teams in the league will allow a stronger structure for all affiliates of the league.


      Transactions To And From Other Companies
      ----------------------------------------
      As of 6/30/99 Las Vegas Soccer Development Corporation (LVSDC) is indebted to San Diego Soccer Development Corporation (SDSDC) a total amount of $12,000.00, this amount was repaid in two transactions - 7,000.00 on 8/4/99 and 5,000.00 on 8/5/99. As of today's date San Diego Soccer Development Corporation (SDSDC) is indebted to Las Vegas Soccer Development Corporation (LVSDC) a total amount of $9,930.00. Las Vegas Soccer Development

      To And From Other Companies (unaudited) (continued) Corporation intends to receive all monies due by December 31, 1999. There is no interest attached to any of the above mentioned loan transactions.

PART III
--------

ITEMS 1 AND 2:  INDEX TO AND DESCRIPTION OF EXHIBITS

                            Exhibit Index.

3(i)   Articles of Incorporation, filed on August 28, 1997, State of California
3(ii)  Bylaws  of  corporation,  dated  August  29,  1997
4.1    San Diego Soccer Development Corporation Certificate for Common Stock
4.2    Form of Convertible Promissory Note
10.1 Lease agreement by and between Yan K. Skwara & Marta Glodkoska and Donn Lowrey & Russell Thurman, dated January 11, 1999
10.2 Stadium Agreement by and between San Diego Soccer Development Corporation and San Diego Mesa College, dated November 2, 1998
23     Consent of Logan Throop & Co., LLP, dated September 29, 1999
27     Financial Data Schedule


SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:   September 29, 1999        SAN DIEGO SOCCER DEVELOPMENT
                                  CORPORATION


                            By:         /s/ Yan K. Skwara
                                  -----------------------------
                                     Yan K. Skwara, President